Exhibit 1

Media Release

3 June 2008

Brad Cooper to lead merger integration

Westpac Banking Corporation, Chief Executive Officer, Gail Kelly, today announced the appointment of Westpac Group Executive, Brad Cooper, to lead the merger implementation planning and integration of Westpac with St.George Bank Limited.

In designing and implementing the integration, Mr Cooper will use this unique opportunity to drive the customer-focussed strategic initiatives identified over recent months.

Mr Cooper is currently Chief Executive, Westpac New Zealand, and will move to the new position of Group Chief Transformation Officer, effective June 9 2008.

Prior to joining Westpac in March 2007, Mr Cooper was Chairman GE Capital Bank and CEO of GE Money’s UK and Ireland business where he played a key role in the integration on a number of GE acquisitions. Mr Cooper worked with GE in Australia and Europe for almost ten years.

Mrs Kelly said Mr Cooper was the ideal choice for this role. “Brad’s extensive financial services experience, including leading major integration programmes, will ensure that we can quickly achieve the benefits of this merger. In a short time Brad has turned Westpac New Zealand’s performance around following an intensive programme to increase customer satisfaction levels, including improving the effectiveness of Westpac New Zealand’s distribution and back office operations.

“Although there are a number of steps before the merger is approved, we are commencing detailed merger implementation design and planning, on a joint basis with St.George.

“At the same time, we are focussing on ensuring that Westpac is organised around supporting our customers, is easy to do business with and is operating as efficiently as possible. This will allow us to maximise the opportunities provided by the merger. We will be putting our customers at the centre of all our strategy and design work, ensuring we will be in a position to deliver real benefits for both Westpac and St. George customers from the outset. Brad will lead all aspects of this important work,” Mrs Kelly said.

Bruce McLachlan, currently General Manager, Consumer Banking in New Zealand will be the acting Westpac New Zealand Chief Executive. Once the key steps to effect the merger have been completed, Westpac will undertake a formal process for Mr Cooper’s replacement.

Ends.

For Further Information

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443